UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VITRAN CORPORATION, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

92850E107
(CUSIP Number)

Michael Rapps Vice President, Investments Clarke Inc. 6009 Quinpool Road, 9th Floor Halifax, Nova Scotia B3K 5J7 Canada Tel. No.: (902) 442-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of  6 Pages)

CUSIP No. 92850E107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quinpool Holdings Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92850E107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clarke Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92850E107	SCHEDULE 13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Armoyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,837
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.55%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92850E107	SCHEDULE 13D	Page 5 of 6 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed on October 1, 2013 (the “Schedule 13D”) relating to the common shares, without par value (the “Shares”), of Vitran Corporation Inc., an Ontario corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 185 The West Mall, Suite 701, Toronto, Ontario, Canada, M9C 5L5.

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration

No material change.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and supplemented by replacing subsection (c) as follows:

               “Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of Clarke Inc., beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

On November 1, 2013, 1,714,754 Shares were sold in a private transaction at a price of $4.77 per Share for aggregate total proceeds of $8,179,376.58.”

This Item 5 is further amended and supplemented by inserting subsection (e) as follows:

(e)           On November 1, 2013, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to be Filed as Exhibits.

 No material change.

CUSIP No. 92850E107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2013.

QUINPOOL HOLDINGS PARTNERSHIP
By:	Clarke Inc., its managing partner
By:	/s/ Michael Rapps
Name: Michael Rapps for George Armoyan Title: President and Chief Executive Officer

CLARKE INC.
By:	/s/ Michael Rapps
Name: Michael Rapps for George Armoyan Title: President and Chief Executive Officer

/s/ Michael Rapps
Michael Rapps for George Armoyan